

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Brian McNamara
Chief Executive Officer
Haleon plc
c/o 980 Great West Road
Brentford, Middlesex TW8 9GS

>   **Re: Haleon plc**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form 20-F**
>   **Submitted May 10, 2022**
>   **CIK No. 0001900304**

Dear Mr. McNamara:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 20-F Submitted May 10, 2022

Questions and Answers about Separation
What is Separation?, page 13

1.   We note your revised disclosure on page 16 where you no longer depict the Non-Voting Preference Shares in your table at the bottom of page 16. However, we note your disclosure elsewhere that there will be "25 million fully paid non-voting preference shares of £1 each in the capital of the Company." Please revise your table here and at the bottom of page 78 to clearly depict the non-voting preference shares that will be outstanding following the Demerger, the Share Exchanges and the NVPS Sale.

Tax Covenant, page 253

2. We note your disclosure on page 64 that the "Tax Covenant agreement will restrict the Company's ability to engage in certain transactions." Please update your disclosure on page 253 to discuss the material terms of the agreement, including the restrictions on the Company's ability to engage in certain transactions or otherwise advise.

Limitations on the Depositary's Liability, page 274

3. We note Section 19 of the Deposit Agreement filed as Exhibit 2.1 and your revisions to pages 276 and 277 discussing your exclusive forum provision. Please provide clear risk factor disclosure regarding the potential risks to investors, including, as examples only, increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. You should also address whether there is any question as to whether a court would enforce the provision.

Exhibits

4. We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans such as the "three discretionary share-based incentive plans: the PSP, the DABP and a share value plan (the "SVP") (together, the "Executive Plans")" you reference on page 213 as required by Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.

General

5. We note your risk factor on page 53 where you indicate that inflation could materially and adversely affect your business. Please update this risk factor or include an additional risk factor discussing how recent inflationary pressures have impacted your operations consistent with your disclosure on page 152. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

You may contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sebastian R. Sperber, Esq.